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                           January 23, 2023

       Michael Berry
       Executive Vice President and Chief Financial Officer
       NetApp, Inc.
       3060 Olsen Drive
       San Jose, CA 95128

                                                        Re: NetApp, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 29, 2022
                                                            Form 10-Q for the
Quarterly Period Ended October 28, 2022

       Dear Michael Berry:

             We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-Q for the quarterly period ended October 28, 2022

       14. Segment, Geographic, and Significant Customer Information, page 22

   1.                                                   Please disclose
revenues from external customers for each product and service or each group of similar
products and services in accordance with ASC 280-10-50-40. We note disclosure on page 28
and 30 which refers to various product categories including
                                                        portfolios that include
all-flash, hybrid-flash, and object storage systems.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert
       Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.




                           Sincerely,
 Michael Berry
NetApp, Inc.
January 23, 2023
Page 2
FirstName LastNameMichael Berry
Comapany NameNetApp, Inc.
                                  Division of Corporation Finance
January 23, 2023 Page 2           Office of Technology
FirstName LastName